CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price(1)	Amount of registration fee(2)
Medium-Term Notes, Series H, Floating Rate Notes, Due 2054	$134,347,000	$15,611.13

(1)	Excludes accrued interest, if any.
(2)	The registration fee of $15,611.13 is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-199584

Pricing Supplement No. 1 dated October 27, 2014

(To Prospectus dated October 24, 2014 and
Prospectus Supplement dated October 24, 2014)

Colgate-Palmolive Company

Medium-Term Notes - Floating Rate

Series H

We are hereby offering to sell Notes having the terms specified below to you with the assistance of UBS Securities LLC, Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (the “Agents”), each acting as principal, at a fixed initial public offering price of 100.00% of the principal amount.

Principal Amount: $134,347,000 Issue Price: 100.00% Stated Maturity Date: October 30, 2054 CUSIP Number: 19416QEH9	Trade Date: October 27, 2014 Original Issue Date: October 30, 2014 Net Proceeds to Colgate: $133,003,530 Agents’ Discount or Commission: $1,343,470

Base Rate:

☐	CMT Rate
☐	Commercial Paper Rate
☐	Eleventh District Cost of Funds Rate
☒	LIBOR: Reuters Page LIBOR01
☐	Prime Rate
☐	Treasury Rate
☐	Other (see attached)

Initial Interest Rate: 3 month U.S. Dollar LIBOR as of two London Banking Days prior to the Original Issue Date minus 0.30%

Interest Reset Dates: January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2015

Interest Determination Dates: Quarterly, two London Banking Days prior to each Interest Reset Date

Interest Rate Reset Period:  Quarterly

Interest Payment Dates:  January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2015

Index Maturity:  3 month

Designated LIBOR Currency:  U.S. Dollars

Spread: -0.30%

Spread Multiplier:  N/A

Maximum Interest Rate:  N/A

Minimum Interest Rate:  0.00%

Day Count Convention:  Actual / 360

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	The Notes may be repaid at the option of the holders prior to the stated maturity date. See “Other Provisions – Optional Repayment” below.

Currency:

Specified Currency:        US Dollars

Minimum Denomination:  $1,000

Original Issue Discount:  No

Total amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:      ☒      Book-entry      ☐      Certificated

☒      Other Provisions:

Optional Redemption:	Colgate may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the holders, on October 30, 2044 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on:	Redemption Price
October 30, 2044	105.00%
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If Redeemed During the 12-Month Period Commencing on:	Redemption Price
October 30, 2045	104.50%
October 30, 2046	104.00%
October 30, 2047	103.50%
October 30, 2048	103.00%
October 30, 2049	102.50%
October 30, 2050	102.00%
October 30, 2051	101.50%
October 30, 2052	101.00%
October 30, 2053 and thereafter to, but excluding, maturity	100.50%

Optional Repayment:	Notwithstanding anything to the contrary contained in the prospectus supplement dated October 24, 2014, the holders of the Notes may elect to cause Colgate to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to Colgate, on October 30 of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the repayment date:

Repayment Date	Repayment Price
October 30, 2015	98.00%
October 30, 2016	98.00%
October 30, 2017	98.00%
October 30, 2018	98.00%
October 30, 2019	98.00%
October 30, 2020	99.00%
October 30, 2021	99.00%
October 30, 2022	99.00%
October 30, 2023	99.00%
October 30, 2024	99.00%
October 30, 2025 and October 30 of each third year thereafter, commencing October 30, 2028	100.00%

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Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate for general corporate purposes, which include the retirement of commercial paper. As of October 24, 2014, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.08% with maturities ranging from 1 day to 67 days.

Certain United States Federal Income Tax Considerations:

The following discussion supplements the discussion contained in the prospectus supplement dated October 24, 2014, under the heading “Certain United States Federal Income Tax Considerations.” Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Colgate believes that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2013. In making this determination, Colgate has made certain assumptions and used procedures which it believes are reasonable. Colgate cannot give any assurance as to whether it will continue to meet the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Colgate has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The Notes are securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

Supplemental Plan of Distribution:

The Agents have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes
UBS Securities LLC	$84,425,000
Wells Fargo Securities, LLC	21,200,000
Morgan Stanley & Co. LLC	18,652,000
J.P. Morgan Securities LLC	10,070,000
Total	$134,347,000
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Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP, Chicago, Illinois has acted as counsel for the Agents. In the opinion of Sidley Austin LLP, as counsel to Colgate, when the Notes offered by this pricing supplement have been executed and issued by Colgate and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Colgate, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 24, 2014, which has been filed as Exhibit 5.1 to Colgate’s registration statement on Form S-3 filed with the Securities and Exchange Commission on October 24, 2014.

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